Bridgewater Place • Post Office Box 352
Grand Rapids, Michigan 49501-0352
 Telephone 616 / 336-6000 • Fax 616 / 336-7000 • www.varnumlaw.com

Kimberly A. Baber	Direct: 616 / 336-6851
kababer@varnumlaw.com

February 6, 2018

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Independent Bank Corporation (the “Company”)
Registration Statement on Form S-4
File No. 333-222358

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 PM on February 7, 2018, or as soon thereafter as is practicable.

Very truly yours,

VARNUM

Kimberly A. Baber

KAB/jko/rll
12763219

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